January 25, 2006	TSX: QC; AMEX: QCC

ACCELERATION NOTICE OF EXPIRY OF WARRANTS

Vancouver, British Columbia - Quest Capital Corp. (the “Company”) –The Company reports that the “Accelerated Expiry Provision” described in the share purchase warrants (the "Warrants") originally issued by the Company on June 30, 2003 and October 20, 2003 pursuant to subscription agreements dated for reference March 3, 2003 and September 2, 2003, respectively, has occurred, in that the closing price of Company’s shares on the Toronto Stock Exchange has been greater than Cdn$2.25 for 20 consecutive trading days.

The Company has elected to accelerate the expiry of the Warrants and the Expiry Date will now be March 2, 2006. Notice of the acceleration of the expiry of the Warrants is being mailed to the holders of the Warrants.

The holders may exercise the Warrants before 4:00 p.m. (Vancouver time) on March 2, 2006 by surrendering to the Company at Suite 300, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, Attention: Sandra Lee, Corporate Secretary, the Warrant certificate, together with (i) a duly completed and executed exercise form in the form attached to the Warrant certificate; and (ii) a certified cheque, bank draft or money order payable to Quest Capital Corp. in an amount equal to the purchase price of the number of shares subscribed for.

There are currently 8,791,668 Warrants outstanding and if all the Warrants are exercised, the Company would receive Cdn$13,237,502.

About Quest

Quest Capital Corp. is a merchant banking organization that focuses on providing financial services primarily to companies in the mining, energy, manufacturing and real estate industries. Quest provides bridge and mortgage financing, and corporate finance and management services.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair	Mark Monaghan
Managing Director	Vice President
Tel: (604) 689-1428	Tel: (416)-367-8383
Toll free: (800) 318-3094

Forward Looking Statements
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.